Exhibit 99.2

BRENMILLER ENERGY LTD.

ROSH HAAYIN, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON January 24, 2023

The enclosed proxy statement is being solicited by the board of directors (the “Board of Directors”) of Brenmiller Energy Ltd. (the “Company”) for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held at on January 24, 2023, at 4:00 p.m. Israel time, or at any adjournment or postponement thereof, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value NIS 0.02 per ordinary share, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Quorum and Adjournment

The presence of any two or more shareholders, personally or by proxy, holding not less than 25% (twenty-five) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until January 24, 2023, at 6:00 p.m. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Israeli Companies Law, 5979-1999 (the “Companies Law”), Proposal No. 1 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast in person or by proxy by shareholders with respect to such proposal (a “Simple Majority”).

Pursuant to the Companies Law, Proposals No. 2, 3 and 4 described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, constituting: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, including a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in each of the said Proposals; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, a “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including: (i) the personal interest of any of his or her relatives (which includes, for these purposes, the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. In the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company; or (ii) the right to appoint directors of a company or its chief executive officer.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Ofir Zimmerman, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, or via e-mail: ofirz@bren-energy.com. Any Position Statement received will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il. Position Statements should be submitted to the Company no later than January 14, 2023. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than January 19, 2023.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s voting rights (761,199 Ordinary Shares) and whoever holds 5% of the Company’s voting rights without taking into consideration the shares that are hold by the Company’s controlling shareholder (511,214 Ordinary Shares) is entitled to examine the proxy and voting material in the Company’s office after the General Meeting was held.

It is noted that there may be changes on the agenda after publishing this Proxy Statement and there may be Position Statements which can be published thereafter. Therefore, the most updated agenda for the Meeting will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

APPROVAL OF AN INVESTMENT THROUGH A PRIVATE PLACEMENT BY CERTAIN INVESTORS

Background

On November 23, 2022, and on December 6 2022, the Board of Directors approved and voted to recommend that shareholders approve1 an investment in the Company through a private placement by certain investors, part of whom are existing shareholders of the Company (the “Investors”), in an aggregate amount of NIS 9.025 million (USD 2.625 million), all subject to the terms and conditions as described below2.

On November 29, 2022 and on December 6, 2022, the Company entered into definitive private placement agreements (the “Agreements”) with the Investors for the issuance through a private placement of units (each a “Unit”) each consisting of one Ordinary Share (the “Offered Shares for Investors”) and one non-registrable and non-tradeable warrant which is exercisable into one Ordinary Share (the “Offered Warrants for Investors”), we refer to these Agreements and the private placement contemplated thereby as the “Private Placement to the Investors”).

The terms of the Private Placement to the Investors

The Company will issue to the Investors total of 1,693,236 Units consisting of 1,693,236 Ordinary Shares and 1,693,236 associated Warrants, at a price of NIS 5.33 (USD 1.55) per each issued Unit (total amount of $2,625,064 for all the issued Units). Each Offered Warrant for Investors is exercisable into one Ordinary Share subject to payment of exercise price of NIS 6.13 (USD 1.78) per warrant and has a term of five (5) years from the issuance date of the Offered Warrants for Investors3.

The Investors received piggyback registration rights for their ordinary shares and associated warrants. The Company has agreed to file a registration statement with the SEC to register the resale of the warrant shares thirty (30) days after becoming shelf eligible. Upon effectiveness of such registration statement, the aforementioned piggyback rights shall expire.

The Investors are subject to certain restrictions regarding resale of the Units, the Offered Shares and the shares underlying the Offered Warrants for Investors pursuant to the provision of the Israeli Securities Law, 5728-1968 and the Securities Regulations (Details Regarding Sections 15a to 15c of the Securities Law), 2000, and regarding the transfer of securities pursuant to the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and Rule 144 promulged under the U.S. Securities Act (“Rule 144”), as the case may be.

The Company intends to use the net proceeds from the Private Placement to the Investors for general corporate purposes, including working capital.

The issuance of the Offered Shares and the Ordinary Shares underlying the Warrants that will be listed for trade in Israel, is subject to receiving listing approval from the Tel Aviv Stock Exchange Ltd.

The Offered Ordinary Shares for Investors reflect 10.01% of the Company’s issued and outstanding share capital of the Company as of September 30, 2022. The Offered Ordinary Shares together with the Offered Warrants, once issued, shall reflect 22.24% of the Company’s issued and outstanding share capital before the Private Placement to the Investors, and 19.36% on a fully diluted basis4.

[1]	In accordance with the requirement of Section 274 of the Companies Law.

[2]	On November 23, 2022, the Board of Directors also approved and voted to recommend the shareholders to approve an investment by Mr. Avraham Brenmiller, in the same terms and conditions as the Private Placement to the Investors (except the investment amount), as described in Proposal 2 on the agenda of the Meeting.

[3]	All currency transactions included herein are based on an exchange rate of NIS 3.438 to USD 1.00 as published by the Bank of Israel on November 28, 2022.

In making its recommendation regarding the approval of the Private Placement to the Investors, the Board of Directors have considered: (i) the fact that a private placement is a quick process, which involve low fund raising costs in comparison to other alternatives; (ii) the terms of the Private Placement to the Investors were negotiated and are reasonable and acceptable, taking into consideration the resale and/or transfer restrictions that apply on the Investors (as the case may be); (iii) in the Board of Directors’ opinion, the Private Placement to the Investors will benefit the Company and will allow the Company to achieve its goals.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Private Placement to the Investors, in accordance with the Agreements, the form of which is set forth in Exhibit A to the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

[4]	Following the issuance of Offered Shares to the Investors and the Offered Shares to Mr. Brenmiller (as defined in Proposal 2 on the agenda of the Meeting), the offered shares and warrants of the Investors will represent approx. 9.64% of the issued and outstanding share capital of the Company and 7.64%, on a fully diluted basis.

PROPOSAL 2

APPROVAL OF AN INVESTMENT THROUGH A PRIVATE PLACEMENT BY MR. AVRAHAM BRENMILLER, THE CONTROLLING SHAREHOLDER OF THE COMPANY AND THE COMPANY’S CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS

Background

On November 17, 2022 and November 23, 2022, the Audit Committee of the Board of Directors (the “Audit Committee”) and the Board of Directors, respectively, decided that it is in the best interest of the Company to approve and voted to recommend the shareholders to approve5 a private placement to Mr. Avraham Brenmiller, the Company’s controlling shareholder and the Company’s Chief Executive Officer and Chairman of the Board of Directors(“Mr. Brenmiller”), in an aggregate amount NIS 3,438,000 (USD 1 million), all subject to the terms and conditions as described below, which are similar to the terms and conditions of the Private Placement to the Investors as described in Proposal 1 on the agenda of the Meeting.

On November 29, 2022, the Company entered into a definitive private placement agreement with Mr. Brenmiller which is similar to the Agreement with of the Investors as described in Proposal 1 on the agenda of the Meeting (the “Agreement with Mr. Brenmiller”).

According to the Agreement with Mr. Brenmiller, the Company will issue to Mr. Brenmiller total of 645,028 Units consisting of 645,208 Ordinary Shares and 645,028 associated Warrants, at a price of NIS 5.33 (USD 1.55) per each issued Unit (total amount of $1,000,000 for all the issued Units). Each Offered Warrant for Mr. Brenmiller is exercisable into one Ordinary Share subject to payment of exercise price of NIS 6.13 (USD 1.78) per warrant and has a term of five (5) years from the issuance date of the Offered Warrants for Mr. Brenmiller6 (the “Private Placement to Mr. Brenmiller”).

Mr. Brenmiller received piggyback registration rights for his ordinary shares and associated warrants (similar to the piggy registration rights granted to the Investors as described in Proposal 1 of the agenda for the Meeting). The Company has agreed to file a registration statement with the SEC to register the resale of the warrant shares thirty (30) days after becoming shelf eligible. Upon effectiveness of such registration statement, the aforementioned piggyback rights shall expire.

Mr. Brenmiller is subject to certain restrictions regarding resale of the Units, the Offered Shares and the shares underlying the Offered Warrants for Mr. Brenmiller pursuant to the provision of the Israeli Securities Law, 5728-1968 and the Securities Regulations (Details Regarding Sections 15a to 15c of the Securities Law), 2000, and regarding the transfer of securities pursuant to the U.S. Securities Act and Rule 144, as the case may be.

The Company intends to use the net proceeds from the Private Placement to Mr. Brenmiller for general corporate purposes, including working capital.

The issuance of the Offered Shares for Mr. Brenmiller and the Ordinary Shares underlying the Offered Warrants for Mr. Brenmiller that will be listed for trade in Israel, is subject to receiving listing approval from the Tel Aviv Stock Exchange Ltd.

[5]	In accordance with the requirement of Section 275 of the Companies Law.

[6]	All currency transactions included herein are based on an exchange rate of NIS 3.438 to USD 1.00 as published by the Bank of Israel on November 28, 2022.

The Offered Ordinary Shares to Mr. Brenmiller reflect 4.06% of the Company’s issued and outstanding share capital of the Company as of September 30, 2022. The Offered Ordinary Shares to Mr. Brenmiller together with the Offered Warrants to Mr. Brenmiller, once issued, shall reflect 6.87% on a fully diluted basis.

Following the completion of the issuance of Offered Shares to Mr. Brenmiller and the Offered Shares to the Investors (as defined in Proposal 1 on the agenda of the Meeting), Mr. Brenmiller will own approx. 32.14% of the issued and outstanding share capital of the Company and 30.07%, on a fully diluted basis7.

In making its recommendation regarding the approval of the Private Placement to Mr. Brenmiller, the Audit Committee and the Board of Directors each have considered: (i) the Company’s cash balance; (ii) the different alternatives for fund raising for the Company; (iii) that the terms and conditions of the Private Placement with Mr. Brenmiller are the same as the terms of the Private Placement with the Investors, as defined above; (iv) financial market conditions for financing the Company; (v) the Agreement with Mr. Brenmiller do not include ‘distribution’, as such term is defined in the Companies Law; and (vi) that the Private Placement to Mr. Brenmiller will strengthen shareholders’ confidence in the Company.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Private Placement to Mr. Brenmiller, the controlling shareholder of the Company, in accordance with the Agreement with Mr. Brenmiller as set forth in Exhibit B to the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

[7]	See footnote 4 above.

PROPOSAL 3

TO APPROVE AN AMENDMENT TO THE COMPANYS COMPENSATION
POLICY OF THE COMPANY’S OFFICERS AND DIRECTORS

Background

Pursuant to the Companies Law, all public Israeli companies are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for executive and director compensation. Accordingly, on August 25, 2022, the Company adopted a compensation policy, for a period of three (3) years, as amended, by an approval of the shareholders of the Company (the “Current Compensation Policy”).

On November 23, 2022, the Board of Directors decided to implement an efficiency plan to decrease expenses and the Company’s burn rate, which plan may include, inter alia, exchanging accrued and unpaid cash salary to Company’s employees and officers with equity-based compensation (the “Efficiency Plan”). Therefore, on November 23, 2022, the Compensation Committee of the Board of Directors (the “Compensation Committee”) and the Board of Directors, respectively, approved and recommended to the shareholders of the Company to approve the adoption of an amendment to the compensation policy, which presents the following changes (the “Amended Compensation Policy”):

Section of Amended Compensation Policy	Original wording	Amended wording
2.5.2	The basic salary shall be in absolute numbers and will include additional costs as requires by applicable law and according to Office Holders position (such as a Company vehicle etc.).	The basic salary shall be in absolute numbers and will include additional costs as requires by applicable law and according to Office Holders position (such as a Company vehicle etc.). the Compensation Committee and the Board of Directors may decide to exchange basic salary with equity-based compensation, either in whole or in part, by issuing Restricted Shares (“RS”) or Restricted Shares Units (“RSU”) which will be vested on a monthly basis. In such case the calculation of the RS and RSU value in comparison to the basic salary will include a discount of up to 15%.
2.9 Long-term Compensation – Exchanged equity-based compensation	-

Section 2.9.2.

The Compensation Committee and the Board of Directors may decide to exchange accrued and unpaid cash salary given to office holders, including controlling shareholders and/ or relative of controlling shareholder (only in the event described in this section 2.9.2) with RSU or any other or any other equity-based compensation in accordance with the Company’s Option Plan (as defined in the Current Compensation Policy) (the “Exchanged equity-based compensation”).

The Exchanged equity compensation terms will be determined according to the following:

2.9.2.1. Vesting Period- will be no less than one month.

2.9.2.2 Share Price- will be calculated according to the average of Company’s market share price in the last 5-30 days (at the Boards’ discretion), with a discount of up to 15%.

All other relevant terms will be as specified in section 2.9.1 above.

In making their decision, the Compensation Committee and the Board of Directors considered numerous factors, including (i) the Company’s business plan and its long-term strategy and its Efficiency Plan; (ii) that it is in the best interest of the Company to decrease its expenses; (iii) the Company’s risk management, size and the nature of its operations.

Except as described above, no other changes have been made in the Current Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve and adopt the Amended Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit C to the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

As required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 4

TO APPROVE A GRANT OF EQUITY-BASED COMPENSATION IN EXCHANGE OF ACCRUED AND
UNPAID EMPLOYEE’S SALARY TO MR. AVRAHAM BRENMILLER,
THE COMPANY’S CHIEF EXECUTIVE OFFICER AND THE CHAIRMAN OF THE BOARD OF DIRECTORS

Background

As part of the Company’s Efficiency Plan, as described in Proposal 3 in this Proxy Statement, the Company seeks approval of shareholders of a grant of equity-based compensation in exchange of unpaid employee’s cash salary to Mr. Brenmiller (the “Exchanged Equity Based Compensation”). The Exchanged Equity Based Compensation is not in compliance with the Current Compensation Policy, but will be compliant with the Amended Compensation Policy, subject to the approval at the Meeting of the amended Compensation Policy in Proposal 3 above.

General

On August 25, 2022, the shareholders of the Company approved by a Special Majority the terms of compensation of Mr. Brenmiller. Nevertheless, because of the Company’s current cash balance, the Company has not paid Mr. Brenmiller for his employment in the amount of NIS 790,000 (approximately USD 230,000) (the “Unpaid Salary”). In exchange for the Unpaid Salary and in connection with the Efficiency Plan, on November 17, 2022 and November 23, 2022, the Compensation Committee and the Board of Directors, respectively, approved and voted to recommend that the shareholders approve to convert the Unpaid Salary into equity under the terms of the Private Placement to the Investors and the Private Placement to Mr. Brenmiller, as described in Proposal 1 and 2 of the agenda for the Meeting, respectively, except the exercise period as described below. Accordingly, the Company will grant Mr. Brenmiller 148,217 Units (the "Units”) consisting of 148,217 Ordinary Shares and 149,718 associated Warrants, at a price of NIS 5.33 (USD 1.55) per each issued Unit (the “Shares” and “Warrants”, respectively). Each Warrant is exercisable into one Ordinary Share subject to payment of exercise price of NIS 6.13 (USD 1.78) per Warrant and has a term of two (2) years as of the issuance date of the Warrants for Mr. Brenmiller8 (the “Exchanged Equity-Based Grant”).

In making its recommendation with regard to the approval of Mr. Brenmiller’s Exchanged Equity-Based Grant, the Compensation Committee and the Board of Directors each have considered: (i) the Company’s financial condition and need to cut expenses and preserve the Company’s cash; (ii) the fact that there is no discount applied to the price of the ordinary shares and warrants granted to Mr. Brenmiller despite the fact that the shares and warrants are registered and non-tradable; and (iii) that the Exchanged Equity-Based Grant does not include a ‘distribution’, as such term is defined in the Companies Law.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Exchanged Equity-Based Grant to Mr. Brenmiller as Company’s CEO, all as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board unanimously recommends a vote FOR on the above proposal.

[8]	See footnote 3 above.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company files on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760- 2000), the Company also files reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the TASE website at http://www.maya.tase.co.il.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and this proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED DECEMBER 20, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN DECEMBER 20, 2022, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Shareholders who hold shares of the Company through members of the TASE and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share for Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel

By Order of the Board of Directors
Brenmiller Energy Ltd.
Avraham Brenmiller, Chairman of the Board of Directors

BRENMILLER ENERGY LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Avraham Brenmiller, Chief Executive Officer and Chairman of the Board of Directors, Mr. Ofir Zimmerman, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Brenmiller Energy Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on January 24, 2023 at 4:00 p.m. Israel time, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.

(Continued and to be signed on the reverse side)

Exhibit A

Private Placement Agreement

This Private Placement Agreement (the “Agreement”), effective as of ______, 2022, is made and entered into by and between Brenmiller Energy Ltd., a company organized under the laws of the State of Israel (the “Company”), and each investor identified on the signature pages hereto (each, including its successors and assigns, an “Investor” and collectively, the “Investors”).

WHEREAS, the Company is a public company whose securities are listed for trade on the Tel Aviv Stock Exchange Ltd. (the “TASE”) and the Nasdaq Capital Market (the “Nasdaq”); and

WHEREAS, the Company wishes to raise funds from certain Investors, severally and not jointly, through a private placement (the “Private Placement”); and

WHEREAS, based on the Investors’ representation and warranties herein, the Company wishes to issue and allocate to the Investor units which are each comprised of a combination of ordinary shares of the Company, par value NIS 0.02 per share (“Ordinary Shares”) and non-tradeable warrants which are each convertible into one Ordinary Share, and the Investor wishes to purchase and receive such units from the Company, all subject to the terms and conditions more fully set forth in this Agreement.

NOW THEREFORE, in consideration of the promises and mutual covenants contained herein, the Company and the Investor hereby agree as follows:

1.	Preamble and Appendixes

1.1.	The preamble to this Agreement together with its schedules form an integral part hereof.

1.2.	The headings of the sections and subsections of this Agreement are made for convenience purposes only and are not to be considered in construing this Agreement.

2.	The Composition of the Unit and the Cost

2.1.	Each unit offered as part of the Private Placement (the “Unit”), shall consist of one Ordinary Share of the Company and one non-registered and non-tradeable warrant, each exercisable into one Ordinary Share of the Company. The warrants (and their terms) are attached as Schedule A to this agreement (the “Warrants”).

2.2.	The price of each offered Unit is NIS 5.33 (USD 1.55)[1] based on the average close price on the TASE in the five (5) days preceding the date of this Agreement (the warrants are issued and allotted for no additional consideration).

3.	Unit Allocations to Investor and Consideration

3.1.	In consideration for the issuance of the Units, the Investor shall pay to the Company an aggregate amount of NIS [*] (the “Consideration”).

[1]	NTD: Based on exchange rate NIS/USD 3.438 published on November 28, 2022.

3.2.	In consideration for the payment of the Consideration, the Company shall issue to the Investor [*] Units (the “Issued Units”).

3.3.	The issuance of the Issued Units to the Investor is subject to each of the following conditions:

3.3.1.	The approval by the Company’s shareholders of the transaction contemplated herein in a special meeting to be called by the Company and to the issuance of the Issued Units to the Investor.

3.3.2.	The approval of the TASE for the registration for trade of the Ordinary Shares and the Ordinary Shares covered by the Issued Units.

3.4.	The Investor agrees and the Company undertakes that the Units will be issued and allocated thereto subject to the conditions listed in Section 3.3 above, no later than three (3) TASE trading days on which all conditions precedent to (i) the Investors’ obligations to pay the Consideration and (ii) in accordance with Section 3.3, all conditions for the issuance of the Units to the Investor had been met. Accordingly, the Investor agrees to sign all necessary documents in connection with the Private Placement, including a lock-up undertaking with respect to the Ordinary Shares in accordance with Section 5 below, if and to the extent required.

3.5.	The Investor shall pay the Consideration to the Company within two (2) business days from the date on which the Company delivers a written notice that all conditions for the issuance of the Units to the Investor had been met and all approvals had been obtained (except for the Investors’ payment terms). It is hereby clarified, that upon the Company’s receipt of the Consideration as aforesaid, the Company may use the Consideration as necessary and as it deems fit, at its sole discretion.

4.	Investor’s Representations and Warranties

The Investor represents and warrants to the Company as follows:

4.1.	There are no written or oral agreements between the Investor (or anyone on the Investor’s behalf) and any shareholder of the Company or others regarding the sale or purchase of the Company’s securities or voting rights.

4.2.	Except as detailed in Schedule C attached hereto, immediately prior to the issuance of the Units, the Investor does not hold any securities of the Company.

4.3.	The Investor will solely bear any and all taxes applicable and attributable to the issuance of the Units to the Investor and the Company shall not bear any of such taxes.

4.4.	The Investor is a member of one of the classes of investors listed in the First Addendum to the Israeli Securities Law – 1968 (the “Securities Law”).

4.5.	If the conditions in Section 3.3 for the issuance of the Units to the Investor have not been met within 45 days from the date hereof, each Party shall have the right to terminate this Agreement, and the other Party shall have no rights and/or claims and/or demands with respect to such termination.

5.	Restriction Upon Transfer

The Investor acknowledges that it is subject to certain restrictions regarding resale of the Issued Units and the underlying Ordinary Shares, including the Ordinary Shares covered by the warrants (the Warrant underlying Shares are herein referred to as “Warrant Shares,” and together with the Ordinary Shares, collectively, the “Shares”) pursuant to the provisions of the Securities Regulations (Details Regarding Sections 15a to 15c of the Securities Law), 2000, which as of the date hereof provide as follows:

5.1.	The Investor is forbidden from offering the Shares for sale or transfer for a period of six (6) months from the date of their issuance (the “Restriction Period”).

5.2.	During a period of six (6) consecutive quarters following the expiration of the Restriction Period, the Investor shall be able to offer the Convertible Shares for sale or transfer in the TASE, ONLY AS PROVIDED BELOW:

5.2.1.	On each trading day at the TASE, such number of shares not to exceed the daily trading average of Company’s shares during an eight week period prior to the date of such sale or offer, and

5.2.2.	In each trading quarter, the Investor may not sell or offer shares exceeding one percent (1%) of the Company’s issued share capital on the date of such offer or a smaller quantity (without considering convertible securities which had not yet been exercised or converted into shares and which had been issued prior to the date of such offering).

5.2.3.	For the purposes of this Section 5.2, a “quarter” refers to a period of three (3) months, beginning at the end of the Restriction Period.

The Investor undertakes to follow the foregoing restrictions with respect to the offer and sale of the Shares.

U.S. Restrictions on Transfer

5.2.4.	The Shares and the Warrants (collectively, the “Securities”) may only be disposed of in compliance with applicable securities laws. In connection with any transfer of Securities, other than pursuant to an effective registration statement (the “Registration Statement”) or Rule 144, promulgated by the United States Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule (“Rule 144”), to the Company or to any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind (each a “Person”) that, directly or indirectly through one or more intermediaries, Controls, as such term is defined in the Securities Law, or is controlled by or is under common control with a Person (each an “Affiliate”) of an Investor or in connection with a pledge as contemplated in Section 5.2.5, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of the Shares under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights and obligations of an Investor under this Agreement.

5.2.5.	The Investors agree to the imprinting, so long as is required by this Section 5.2, of a legend on any of the Shares in the following form:

[NEITHER] THIS SECURITY [NOR THE SECURIITES INTO WHICH THIS SECURITY IS EXERCISABLE] HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY [AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY] MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

The Company acknowledges and agrees that an Investor may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, such Investor may transfer pledged or secured any of the Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Investor’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including,

5.2.6.	Certificates evidencing the Shares shall not contain any legend (including the legend set forth in Section 5.2.5 hereof), (i) while a registration statement covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Shares pursuant to Rule 144, (iii) if such Shares are eligible for sale under Rule 144, or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) and the Investor shall provide the Company with a “no action” letter from the SEC or a legal opinion confirming the same. The Company shall cause its counsel to issue a legal opinion to VStock Transfer LLC, and thereafter any successor transfer agent of the Company (the “Transfer Agent”) or the Investor if required by the Transfer Agent to effect the removal of the legend hereunder, or if requested by an Investor, respectively. If all or a portion of a Warrant is exercised at a time when there is an effective registration statement to cover the resale of the Warrants Shares, then such Ordinary Shares and the Warrant Shares shall be issued free of all legends. The Company agrees that following such time as the legend is no longer required under this Section 5.2.6, it will, no later than the earlier of (i) two (2) Trading Days on which the Trading Market is open for trading and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by an Investor to the Company or the Transfer Agent of a certificate representing Ordinary Shares or Warrant Shares, as applicable, issued with a restrictive legend (such date, the “Legend Removal Date”), deliver or cause to be delivered to such Investor a certificate representing such shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 5. Certificates for Securities subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Investor by crediting the account of the Investor’s prime broker with the Depository Trust Company System as directed by such Investor. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Ordinary Shares as in effect on the date of delivery of a certificate representing Ordinary Shares issued with a restrictive legend.

6.	Miscellaneous

6.1.	Entire Agreement. This agreement constitutes the entire agreement between the Parties pertaining to the issuance of securities pursuant to the Private Placement and cancels any prior agreement between the Parties pertaining to issuance of securities to the Investor. No Party shall be liable or bound in any manner by any prior consent or contemporaneous express or implied representation, warranty, statement, promise, covenant or agreement pertaining to the said transaction made by it or on its behalf unless same is expressly set forth or referred to herein and none of the foregoing shall add, change or derogate from any rights or obligations set forth in this Agreement or arising therefrom.

6.2.	Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived, only with the written consent of the Parties.

7.	Notices

The Parties’ addresses for the purpose of this Agreement are as set forth at the preamble of this Agreement or any other address notified by the Parties to each other and each notice delivered to by a Party to the other Party shall be deemed to have been delivered to the recipient on the day on which it was delivered to it personally, or three (3) days after its delivery by registered mail, or one (1) day after its delivery by facsimile (provided there is proof of delivery by facsimile) or by email.

8.	Registration

Immediately prior to the filing of a primary offering resale registration statement – covering the issuance by the Company or the  resale of securities by existing shareholders - on Form F-1 or Form F-3 by the Company under the Securities Act (the “Resale Registration Statement”), the Company shall notify the Investor in writing on such filing and shall afford each Investor to include in the Resale Registration Statement for resale registration purposes the Shares and Warrant Shares such investor owns (collectively the “Registrable Securities”) at such point of time. Each Investor shall notify the Company within two days after receipt of the above referenced notice whether it desires to include the Registrable Securities in the Resale Registration Statement and will inform the Company on the number of Registrable Securities it wishes to include in the Resale Registration Statement (the “Piggyback Rights”). The Piggyback Rights shall not be subject to any underwriter or placement agent cutback. If no Resale Registration Statement is filed by the time on which the Company is becoming shelf eligible, then within 30 days of the Company becoming shelf eligible (and assuming no Resale Registration Statement has been filed during those 30 days) the Company shall prepare and file a registration statement with the Commission (the “Registration Statement”) covering the Warrant Shares, upon the effective date of which, the Piggyback Rights shall expire, and shall use best efforts to have the Registration Statement declared effective as soon as practicable.

[Reminder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day first stated above.

Brenmiller Energy Ltd.	The Investor

By:	By:
Title:	Title:

Schedule A

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

_______ 2022

NON-TRADEABLE ORDINARY SHARE purchase warrant letter

In accordance with the Private Placement Agreement, by and between Brenmiller Energy Ltd. (the “Company”) and [*] (the “Investor”) dated _______ 2022 (the “Agreement”), the Company hereby grants the Investor non-tradeable warrants of the Company which are convertible into [*] Ordinary Shares of the Company par value NIS 0.02 per share (the “Ordinary Shares”), in consideration for an aggregate exercise price of NIS [*] (NIS [*] for each warrant), subject to the following terms hereof (the “Warrant”). Terms not defined herein shall have the meaning ascribed to them in the Agreement to which this Warrant is annexed:

1.	WARRANTS; EXERCISE PRICE

The Company hereby grants the Investor, for no consideration, non-tradeable Warrants which are exercisable into [*] Ordinary Shares, in consideration for an aggregate exercise price equal to NIS [*] ("Exercise Amount"). The exercise price for each Warrant is NIS [*] (the "Exercise Price").

2.	EXERCISE OF WARRANT

2.1.	The Warrant is exercisable in whole or in part, subject to Investor’s descion. No fractional Ordinary Shares shall be issued upon exercise of this Warrant. The number of Ordinary Shares to be issued upon exercise of this Warrant shall be rounded down to the nearest whole Ordinary Share.

2.2.	The Warrant's exercise period shall begin on the issuance date of each Unit pursuant to Section 3 of the Agreement to which this Warrant is annexed (the “Effective Date”) and for a period of five-years (5) years thereafter (the “Exercise Period” and the "Expiration Date," respectively). Warrants that will not be exercised in whole or in part until the Expiration Date, shall automatically expire and shall not confer any right to the Investor.

2.3.	The Investor may exercise the Warrants, in whole or in part, only during the Exercise Period. The Warrant shall be exercised by delivering a written exercise notice of the Warrant, in whole or in part ("Exercise Notice"). The Exercise Notice shall be accompanied by this Warrant and payment (by cash or bank wire stransfer) of the aggregate Exersice Amount. The Exercise Notice shall be delivered to the Company's registered office, during normal working hours and addressed to the Company's CFO. If the Warrant shall be exercised solely in part prior to its Expiration Date, then the Company shall issue to the Investor a new Warrant covering only the balance of the Ordinary Sahres covered by the Warrant.

In addition, and notwithstanding the foregoing in this Section 2.3, this Warrant may not be exercised on the Record Date (as such term is defined under the TASE rules and regulations) of: (i) a distribution of bonus shares; (ii) a rights offering; (iii) any distribution of dividends; (iv) a consolidation of the share capital of the Company; (v) a share split; or (vi) a reduction of the share capital of the Company (each of the aforementioned events shall be called: “Corporate Event”). In addition, if the Ex-Date (as such term is defined under the TASE rules and regulations) of a Corporate Event occurs before the Record Date of a Corporate Event, then the Warrant shall not be exercised on the Ex-Date.

The Ordinary Shares issued upon the exercise of the Warrant (the “Warrant Shares”) shall be registered for trade on the Tel Aviv Stock Exchange Ltd. (the "TASE") under the name of Mizrachi Tefahot Nominees Company Ltd.

2.4.	The following section 2.4 shall apply with repsect to Non Israeli Investors:

2.4.1.	Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the transfer agent to the Investor by crediting the account of the Investor or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by Investor, and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the Investor or its designee, for the number of Warrant Shares to which the Investor is entitled pursuant to such exercise to the address specified by the Investor in the Notice of Exercise by the date that is the earliest of (i) two (2) trading days on the Nasdaq (“Trading Days”) after the delivery to the Company of the Notice of Exercise, and (ii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the “Warrant Share Delivery Date”); provided, that the Warrant Share Delivery Date shall not be deemed to have occurred until such time that the Company has received the aggregate Exercise Price. Upon delivery of the Notice of Exercise, the Investor shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided, that payment of the aggregate Exercise Price is received within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market (TASE or NASDAQ) with respect to the Ordinary Shares as in effect on the date of delivery of the Notice of Exercise.

2.4.2.	Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of an Investor and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Investor a new Warrant evidencing the rights of the Investor to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

2.4.3.	Investor’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and the Investor shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Investor (together with the Investor’s Affiliates, and any other Persons acting as a group together with the Investor or any of the Investor’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Ordinary Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Ordinary Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Investor or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Ordinary Shares Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Investor or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, it being acknowledged by the Investor that the Company is not representing to the Investor that such calculation is in compliance with Section 13(d) of the Exchange Act and the Investor is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2.4.3 applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Investor together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Investor, and the submission of a Notice of Exercise shall be deemed to be the Investor’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Investor together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2.4.3, in determining the number of outstanding Ordinary Shares, the Investor may rely on the number of outstanding Ordinary Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the transfer agent setting forth the number of Ordinary Shares outstanding. Upon the written or oral request of the Investor, the Company shall within one Trading Day confirm orally and in writing to the Investor the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Investor or its Affiliates or Attribution Parties since the date as of which such number of outstanding Ordinary Shares was reported. The “Beneficial Ownership Limitation” shall be 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon exercise of this Warrant. The Investor, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2.4.3, provided, that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares upon exercise of this Warrant held by the Investor and the provisions of this Section 2.4.3 shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2.4.3 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

3.	Adjustments due to Equity Reorganizations

3.1.	Should the Company reorganize its equity, whether as part of an equity consolidation, equity split, or equity reduction, the Company shall effect the necessary adjustments in the Warrants and/or in the Ordinary Shares covered by such Warrants and/or in the Exercise Price, as applicable, in a manner that will preserve the number of Warrants and/or the number of Ordinary Shares covered by such Warrants, as provided in this Warrant, including without limitation, adjusting the maximum number of Warrants and/or Ordinary Shares into which such Warrants are exerciseable and the adjustment of the Exercise Price, as necessary and applicable.

3.2.	Rights Offering. In the event of a rights offering conducted by the Company, the Exercise Price shall be adjusted to reflect the benefit provided by the rights offering with respect to the Company’s share price at the same date.

3.3.	Dividend; Benefit Shares. In the event the Company distributes cash dividends or Benefit Shares, no adjustments shall be made in the Warrants or with respect to the Exercise Price.

3.4.	For avoidance of doubt, the Warrant shall not be converted into Ordinary Shares on the effective date of any dividend distribution, distribution of Benefits Shares, rights offering, share split, share consolidation or equity reduction ("Special Event"). Should the X-day of any Special Event occur prior to the effective date of any Special Event, the Warrant shall not be converted on such X-day.

4.	Assignment or Transfer of Warrant

This Warrant is non-transferable and non-assignable by the Investor. The Warrants are not registered for trade on any stock exchange.

5.	Taxes

The Investor shall bear any and all taxes, including income tax or any other tax associated with the exercise of the Warrants, whether in whole or in part, pursuant to the applicable laws.

6.	Rights as Shareholder

For avoidance of any doubt, the Investor shall not be entitled to receive any dividends or any other right (including voting rights in the shareholders' meeting) of shareholders on account of holding this Warrant until it has duly exercised this Warrant, in whole or in part, and as long as the exercise proces has been completed and the Investor has been registered as a shareholder in the Company's registry.

7.	Lock-Up

The Investor shall be subject to the restrictions in Section 15c of the Securities Act – 1968 and the Securities Regulations (Information pursuant to Section 15a through 15c of the Securities Act) – 2000 and otherwise pursuant to the Securities Act.

8.	Change or Adjustment

No modification or amendment of this Warrant will be made without the express written agreement of the Company and the Investor.

9.	Governing Law

This Warrant shall be governed by and construed in accordance with the laws of the State of Israel.

10.	Notices

All notices and other communications required or permitted hereunder shall be in accordance with the provisions of the Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Warrant as of the day first stated above.

Brenmiller Energy Ltd.	The Investor

By:	By:

Title:	Title:

Schedule 1

Exercise Notice

Date: ____________

To:	Brenmiller Energy Ltd.

The undersigned, pursuant to the provisions set forth in the Warrant to which this Exercise Notice is attached (the "Warrant"), hereby elects to purchase [*] Ordinary Shares (as such terms are defined in the Warrant) pursuant to the terms of the Warrant, and herewith makes payment of NIS [*], representing the full Exercise Price for such Ordinary Shares as provided for in such Warrant.

Signature:

Address:

NOTICE OF EXERCISE (non Israeli Investors)

To:	BRENMILLER ENERGY ltd.

(1) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of lawful money of the United States

(3) Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

The Warrant Shares shall be delivered to the following DWAC Account Number:

Schedule B

Representations by Non-Israeli Investor

Representations and Warranties of the Investors. Each Investor, for itself and for no other Investor, hereby represents and warrants as of the date hereof and as of the Trading Day on which all conditions precedent to (i) each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively, the “Purchasers”) obligations to pay the aggregate amount to be paid for Shares purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds (the “Subscription Amount”) and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived (hereinafter referred to as the “Closing Date”) to the Company as follows (unless as of a specific date therein, in which case such representation or warranty shall be accurate as of such date):

Organization; Authority. Such Investor is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by this Agreement, the Warrants, all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder (the “Transaction Documents”) and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Investor of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Investor. Each Transaction Document to which it is a party has been duly executed by such Investor, and when delivered by such Investor in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Investor, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law. No other approval or consent from any person, entity or authority, is required by such Investor for the execution, delivery and performance by it of this Agreement and the Transaction Documents to which it is party, and any and all agreements and instruments ancillary hereto or thereto.

Own Account. Such Investor understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting such Investor’s right to sell the Securities pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws). Such Investor is acquiring the Securities hereunder in the ordinary course of its business.

Investor Status. At the time such Investor was offered the Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants it will be either: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), (a)(8), (a)(9), (a)(12) or (a)(13) under the Securities Act, or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act .

Experience of Such Investor. Such Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Investor is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment. Such Investor has reviewed the Transaction Documents (including all exhibits and schedules thereto) and the SEC Reports and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company’s business, assets and financial position and has reviewed and inspected all of the data and information provided to it by the Company in connection with the execution of this Agreement. The Investor acknowledges that (i) the issuance of the Securities hereunder does not constitute a promise or guaranty by the Company, its shareholders, officers or directors as to the financial, technological or commercial success of the Company or the future value of its securities, and (ii) the investment contemplated herein involves a high degree of risk that may result in the Investor losing its entire investment hereunder.

General Solicitation. Such Investor is not, to such Investor’s knowledge, purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to the knowledge of such Investor, any other general solicitation or general advertisement, as such terms are used in Regulation D under the Securities Act.

Israel Innovation Authority (the “IIA”). Such Investor acknowledges and confirms that it is aware that the Company is subject to the provisions of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (as amended from time to time), including regulations, directives, procedures and rules that have been or will be promulgated thereunder and/or by virtue thereof, including any regulations, directives, guidelines and rules as issued from time to time by the IIA. Such Investor is aware of the restrictions imposed upon the Company regarding transfer of know-how and/or production rights. Such Investor is aware of the Company’s obligations to report the transaction contemplated herein to the IIA. If so required by applicable law, such Investor will execute a standard undertaking towards the IIA, in the form provided by the Company.

No Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on Rule 506 under the Securities Act, such Investor at the time of sale is not subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3).

Disclosure. Such Investor acknowledges that except for the representations and warranties of the Company contained in this Agreement, or any other Transaction Document or exhibit hereto or thereto, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, and no third party is authorized to make any such representations and warranties on behalf of the Company.

Schedule C

1.	Number of Shares: _______

2.	Number of Non-Tradeable Warrants: _______

Exhibit B

Private Placement Agreement

This Private Placement Agreement (the “Agreement”), effective as of November 29, 2022, is made and entered into by and between Brenmiller Energy Ltd., a company organized under the laws of the State of Israel (the “Company”), and each investor identified on the signature pages hereto (each, including its successors and assigns, an “Investor” and collectively, the “Investors”).

WHEREAS, the Company is a public company whose securities are listed for trade on the Tel Aviv Stock Exchange Ltd. (the “TASE”) and the Nasdaq Capital Market (the “Nasdaq”); and

WHEREAS, the Company wishes to raise funds from certain Investors, severally and not jointly, through a private placement (the “Private Placement”); and

WHEREAS, based on the Investors’ representation and warranties herein, the Company wishes to issue and allocate to the Investor units which are each comprised of a combination of ordinary shares of the Company, par value NIS 0.02 per share (“Ordinary Shares”) and non-tradeable warrants which are each convertible into one Ordinary Share, and the Investor wishes to purchase and receive such units from the Company, all subject to the terms and conditions more fully set forth in this Agreement.

NOW THEREFORE, in consideration of the promises and mutual covenants contained herein, the Company and the Investor hereby agree as follows:

1.	Preamble and Appendixes

1.1.	The preamble to this Agreement together with its schedules form an integral part hereof.

1.2.	The headings of the sections and subsections of this Agreement are made for convenience purposes only and are not to be considered in construing this Agreement.

2.	The Composition of the Unit and the Cost

2.1.	Each unit offered as part of the Private Placement (the “Unit”), shall consist of one Ordinary Share of the Company and one non-registered and non-tradeable warrant, each exercisable into one Ordinary Share of the Company. The warrants (and their terms) are attached as Schedule A to this agreement (the “Warrants”).

2.2.	The price of each offered Unit is NIS 5.33 (USD 1.55)[1] based on the average close price on the TASE in the five (5) days preceding the date of this Agreement (the warrants are issued and allotted for no additional consideration).

3.	Unit Allocations to Investor and Consideration

3.1.	In consideration for the issuance of the Units, the Investor shall pay to the Company an aggregate amount of NIS 3,438,000 (the “Consideration”).

[1]	NTD: Based on exchange rate NIS/USD 3.438 published on November 28, 2022.

3.2.	In consideration for the payment of the Consideration, the Company shall issue to the Investor 645,028 Units (the “Issued Units”).

3.3.	The issuance of the Issued Units to the Investor is subject to each of the following conditions:

3.3.1.	The approval by the Company’s shareholders of the transaction contemplated herein in a special meeting to be called by the Company and to the issuance of the Issued Units to the Investor.

3.3.2.	The approval of the TASE for the registration for trade of the Ordinary Shares and the Ordinary Shares covered by the Issued Units.

3.4.	The Investor agrees and the Company undertakes that the Units will be issued and allocated thereto subject to the conditions listed in Section 3.3 above, no later than three (3) TASE trading days on which all conditions precedent to (i) the Investors’ obligations to pay the Consideration and (ii) in accordance with Section 3.3, all conditions for the issuance of the Units to the Investor had been met. Accordingly, the Investor agrees to sign all necessary documents in connection with the Private Placement, including a lock-up undertaking with respect to the Ordinary Shares in accordance with Section 5 below, if and to the extent required.

3.5.	The Investor shall pay the Consideration to the Company within two (2) business days from the date on which the Company delivers a written notice that all conditions for the issuance of the Units to the Investor had been met and all approvals had been obtained (except for the Investors’ payment terms). It is hereby clarified, that upon the Company’s receipt of the Consideration as aforesaid, the Company may use the Consideration as necessary and as it deems fit, at its sole discretion.

4.	Investor’s Representations and Warranties

The Investor represents and warrants to the Company as follows:

4.1.	There are no written or oral agreements between the Investor (or anyone on the Investor’s behalf) and any shareholder of the Company or others regarding the sale or purchase of the Company’s securities or voting rights.

4.2.	Except as detailed in Schedule C attached hereto, immediately prior to the issuance of the Units, the Investor does not hold any securities of the Company.

4.3.	The Investor will solely bear any and all taxes applicable and attributable to the issuance of the Units to the Investor and the Company shall not bear any of such taxes.

4.4.	The Investor is a member of one of the classes of investors listed in the First Addendum to the Israeli Securities Law – 1968 (the “Securities Law”).

4.5.	If the conditions in Section 3.3 for the issuance of the Units to the Investor have not been met within 45 days from the date hereof, each Party shall have the right to terminate this Agreement, and the other Party shall have no rights and/or claims and/or demands with respect to such termination.

5.	Restriction Upon Transfer

The Investor acknowledges that it is subject to certain restrictions regarding resale of the Issued Units and the underlying Ordinary Shares, including the Ordinary Shares covered by the warrants (the Warrant underlying Shares are herein referred to as “Warrant Shares,” and together with the Ordinary Shares, collectively, the “Shares”) pursuant to the provisions of the Securities Regulations (Details Regarding Sections 15a to 15c of the Securities Law), 2000, which as of the date hereof provide as follows:

5.1.	The Investor is forbidden from offering the Shares for sale or transfer for a period of six (6) months from the date of their issuance (the “Restriction Period”).

5.2.	During a period of six (6) consecutive quarters following the expiration of the Restriction Period, the Investor shall be able to offer the Convertible Shares for sale or transfer in the TASE, ONLY AS PROVIDED BELOW:

5.2.1.	On each trading day at the TASE, such number of shares not to exceed the daily trading average of Company’s shares during an eight week period prior to the date of such sale or offer, and

5.2.2.	In each trading quarter, the Investor may not sell or offer shares exceeding one percent (1%) of the Company’s issued share capital on the date of such offer or a smaller quantity (without considering convertible securities which had not yet been exercised or converted into shares and which had been issued prior to the date of such offering).

5.2.3.	For the purposes of this Section 5.2, a “quarter” refers to a period of three (3) months, beginning at the end of the Restriction Period.

The Investor undertakes to follow the foregoing restrictions with respect to the offer and sale of the Shares.

U.S. Restrictions on Transfer

5.2.4.	The Shares and the Warrants (collectively, the “Securities”) may only be disposed of in compliance with applicable securities laws. In connection with any transfer of Securities, other than pursuant to an effective registration statement (the “Registration Statement”) or Rule 144, promulgated by the United States Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule (“Rule 144”), to the Company or to any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind (each a “Person”) that, directly or indirectly through one or more intermediaries, Controls, as such term is defined in the Securities Law, or is controlled by or is under common control with a Person (each an “Affiliate”) of an Investor or in connection with a pledge as contemplated in Section 5.2.5, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of the Shares under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights and obligations of an Investor under this Agreement.

5.2.5.	The Investors agree to the imprinting, so long as is required by this Section 5.2, of a legend on any of the Shares in the following form:

[NEITHER] THIS SECURITY [NOR THE SECURIITES INTO WHICH THIS SECURITY IS EXERCISABLE] HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY [AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY] MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

The Company acknowledges and agrees that an Investor may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, such Investor may transfer pledged or secured any of the Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Investor’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including,

5.2.6.	Certificates evidencing the Shares shall not contain any legend (including the legend set forth in Section 5.2.5 hereof), (i) while a registration statement covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Shares pursuant to Rule 144, (iii) if such Shares are eligible for sale under Rule 144, or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) and the Investor shall provide the Company with a “no action” letter from the SEC or a legal opinion confirming the same. The Company shall cause its counsel to issue a legal opinion to VStock Transfer LLC, and thereafter any successor transfer agent of the Company (the “Transfer Agent”) or the Investor if required by the Transfer Agent to effect the removal of the legend hereunder, or if requested by an Investor, respectively. If all or a portion of a Warrant is exercised at a time when there is an effective registration statement to cover the resale of the Warrants Shares, then such Ordinary Shares and the Warrant Shares shall be issued free of all legends. The Company agrees that following such time as the legend is no longer required under this Section 5.2.6, it will, no later than the earlier of (i) two (2) Trading Days on which the Trading Market is open for trading and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by an Investor to the Company or the Transfer Agent of a certificate representing Ordinary Shares or Warrant Shares, as applicable, issued with a restrictive legend (such date, the “Legend Removal Date”), deliver or cause to be delivered to such Investor a certificate representing such shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 5. Certificates for Securities subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Investor by crediting the account of the Investor’s prime broker with the Depository Trust Company System as directed by such Investor. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Ordinary Shares as in effect on the date of delivery of a certificate representing Ordinary Shares issued with a restrictive legend.

6.	Miscellaneous

6.1.	Entire Agreement. This agreement constitutes the entire agreement between the Parties pertaining to the issuance of securities pursuant to the Private Placement and cancels any prior agreement between the Parties pertaining to issuance of securities to the Investor. No Party shall be liable or bound in any manner by any prior consent or contemporaneous express or implied representation, warranty, statement, promise, covenant or agreement pertaining to the said transaction made by it or on its behalf unless same is expressly set forth or referred to herein and none of the foregoing shall add, change or derogate from any rights or obligations set forth in this Agreement or arising therefrom.

6.2.	Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived, only with the written consent of the Parties.

7.	Notices

The Parties’ addresses for the purpose of this Agreement are as set forth at the preamble of this Agreement or any other address notified by the Parties to each other and each notice delivered to by a Party to the other Party shall be deemed to have been delivered to the recipient on the day on which it was delivered to it personally, or three (3) days after its delivery by registered mail, or one (1) day after its delivery by facsimile (provided there is proof of delivery by facsimile) or by email.

8.	Registration

Immediately prior to the filing of a primary offering resale registration statement – covering the issuance by the Company or the  resale of securities by existing shareholders - on Form F-1 or Form F-3 by the Company under the Securities Act (the “Resale Registration Statement”), the Company shall notify the Investor in writing on such filing and shall afford each Investor to include in the Resale Registration Statement for resale registration purposes the Shares and Warrant Shares such investor owns (collectively the “Registrable Securities”) at such point of time. Each Investor shall notify the Company within two days after receipt of the above referenced notice whether it desires to include the Registrable Securities in the Resale Registration Statement and will inform the Company on the number of Registrable Securities it wishes to include in the Resale Registration Statement (the “Piggyback Rights”). The Piggyback Rights shall not be subject to any underwriter or placement agent cutback. If no Resale Registration Statement is filed by the time on which the Company is becoming shelf eligible, then within 30 days of the Company becoming shelf eligible (and assuming no Resale Registration Statement has been filed during those 30 days) the Company shall prepare and file a registration statement with the Commission (the “Registration Statement”) covering the Warrant Shares, upon the effective date of which, the Piggyback Rights shall expire, and shall use best efforts to have the Registration Statement declared effective as soon as practicable.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day first stated above.

Brenmiller Energy Ltd.	The Investor

By:	By:
Title:	Title:

Schedule A

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

_______ 2022

NON-TRADEABLE ORDINARY SHARE purchase warrant letter

In accordance with the Private Placement Agreement, by and between Brenmiller Energy Ltd. (the “Company”) and [*] (the “Investor”) dated _______ 2022 (the “Agreement”), the Company hereby grants the Investor non-tradeable warrants of the Company which are convertible into [*] Ordinary Shares of the Company par value NIS 0.02 per share (the “Ordinary Shares”), in consideration for an aggregate exercise price of NIS [*] (NIS [*] for each warrant), subject to the following terms hereof (the “Warrant”). Terms not defined herein shall have the meaning ascribed to them in the Agreement to which this Warrant is annexed:

11.	WARRANTS; EXERCISE PRICE

The Company hereby grants the Investor, for no consideration, non-tradeable Warrants which are exercisable into [*] Ordinary Shares, in consideration for an aggregate exercise price equal to NIS [*] ("Exercise Amount"). The exercise price for each Warrant is NIS [*] (the "Exercise Price").

12.	EXERCISE OF WARRANT

12.1.	The Warrant is exercisable in whole or in part, subject to Investor’s descion. No fractional Ordinary Shares shall be issued upon exercise of this Warrant. The number of Ordinary Shares to be issued upon exercise of this Warrant shall be rounded down to the nearest whole Ordinary Share.

12.2.	The Warrant's exercise period shall begin on the issuance date of each Unit pursuant to Section 3 of the Agreement to which this Warrant is annexed (the “Effective Date”) and for a period of five-years (5) years thereafter (the “Exercise Period” and the "Expiration Date," respectively). Warrants that will not be exercised in whole or in part until the Expiration Date, shall automatically expire and shall not confer any right to the Investor.

12.3.	The Investor may exercise the Warrants, in whole or in part, only during the Exercise Period. The Warrant shall be exercised by delivering a written exercise notice of the Warrant, in whole or in part ("Exercise Notice"). The Exercise Notice shall be accompanied by this Warrant and payment (by cash or bank wire stransfer) of the aggregate Exersice Amount. The Exercise Notice shall be delivered to the Company's registered office, during normal working hours and addressed to the Company's CFO. If the Warrant shall be exercised solely in part prior to its Expiration Date, then the Company shall issue to the Investor a new Warrant covering only the balance of the Ordinary Sahres covered by the Warrant.

In addition, and notwithstanding the foregoing in this Section 2.3, this Warrant may not be exercised on the Record Date (as such term is defined under the TASE rules and regulations) of: (i) a distribution of bonus shares; (ii) a rights offering; (iii) any distribution of dividends; (iv) a consolidation of the share capital of the Company; (v) a share split; or (vi) a reduction of the share capital of the Company (each of the aforementioned events shall be called: “Corporate Event”). In addition, if the Ex-Date (as such term is defined under the TASE rules and regulations) of a Corporate Event occurs before the Record Date of a Corporate Event, then the Warrant shall not be exercised on the Ex-Date.

The Ordinary Shares issued upon the exercise of the Warrant (the “Warrant Shares”) shall be registered for trade on the Tel Aviv Stock Exchange Ltd. (the "TASE") under the name of Mizrachi Tefahot Nominees Company Ltd.

12.4.	The following section 2.4 shall apply with repsect to Non Israeli Investors:

12.4.1.	Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the transfer agent to the Investor by crediting the account of the Investor or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by Investor, and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the Investor or its designee, for the number of Warrant Shares to which the Investor is entitled pursuant to such exercise to the address specified by the Investor in the Notice of Exercise by the date that is the earliest of (i) two (2) trading days on the Nasdaq (“Trading Days”) after the delivery to the Company of the Notice of Exercise, and (ii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the “Warrant Share Delivery Date”); provided, that the Warrant Share Delivery Date shall not be deemed to have occurred until such time that the Company has received the aggregate Exercise Price. Upon delivery of the Notice of Exercise, the Investor shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided, that payment of the aggregate Exercise Price is received within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market (TASE or NASDAQ) with respect to the Ordinary Shares as in effect on the date of delivery of the Notice of Exercise.

12.4.2.	Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of an Investor and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Investor a new Warrant evidencing the rights of the Investor to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

12.4.3.	Investor’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and the Investor shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Investor (together with the Investor’s Affiliates, and any other Persons acting as a group together with the Investor or any of the Investor’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Ordinary Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Ordinary Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Investor or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Ordinary Shares Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Investor or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, it being acknowledged by the Investor that the Company is not representing to the Investor that such calculation is in compliance with Section 13(d) of the Exchange Act and the Investor is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2.4.3 applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Investor together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Investor, and the submission of a Notice of Exercise shall be deemed to be the Investor’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Investor together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2.4.3, in determining the number of outstanding Ordinary Shares, the Investor may rely on the number of outstanding Ordinary Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the transfer agent setting forth the number of Ordinary Shares outstanding. Upon the written or oral request of the Investor, the Company shall within one Trading Day confirm orally and in writing to the Investor the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Investor or its Affiliates or Attribution Parties since the date as of which such number of outstanding Ordinary Shares was reported. The “Beneficial Ownership Limitation” shall be 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon exercise of this Warrant. The Investor, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2.4.3, provided, that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares upon exercise of this Warrant held by the Investor and the provisions of this Section 2.4.3 shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2.4.3 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

13.	Adjustments due to Equity Reorganizations

13.1.	Should the Company reorganize its equity, whether as part of an equity consolidation, equity split, or equity reduction, the Company shall effect the necessary adjustments in the Warrants and/or in the Ordinary Shares covered by such Warrants and/or in the Exercise Price, as applicable, in a manner that will preserve the number of Warrants and/or the number of Ordinary Shares covered by such Warrants, as provided in this Warrant, including without limitation, adjusting the maximum number of Warrants and/or Ordinary Shares into which such Warrants are exerciseable and the adjustment of the Exercise Price, as necessary and applicable.

13.2.	Rights Offering. In the event of a rights offering conducted by the Company, the Exercise Price shall be adjusted to reflect the benefit provided by the rights offering with respect to the Company’s share price at the same date.

13.3.	Dividend; Benefit Shares. In the event the Company distributes cash dividends or Benefit Shares, no adjustments shall be made in the Warrants or with respect to the Exercise Price.

13.4.	For avoidance of doubt, the Warrant shall not be converted into Ordinary Shares on the effective date of any dividend distribution, distribution of Benefits Shares, rights offering, share split, share consolidation or equity reduction ("Special Event"). Should the X-day of any Special Event occur prior to the effective date of any Special Event, the Warrant shall not be converted on such X-day.

14.	Assignment or Transfer of Warrant

This Warrant is non-transferable and non-assignable by the Investor. The Warrants are not registered for trade on any stock exchange.

15.	Taxes

The Investor shall bear any and all taxes, including income tax or any other tax associated with the exercise of the Warrants, whether in whole or in part, pursuant to the applicable laws.

16.	Rights as Shareholder

For avoidance of any doubt, the Investor shall not be entitled to receive any dividends or any other right (including voting rights in the shareholders' meeting) of shareholders on account of holding this Warrant until it has duly exercised this Warrant, in whole or in part, and as long as the exercise proces has been completed and the Investor has been registered as a shareholder in the Company's registry.

17.	Lock-Up

The Investor shall be subject to the restrictions in Section 15c of the Securities Act – 1968 and the Securities Regulations (Information pursuant to Section 15a through 15c of the Securities Act) – 2000 and otherwise pursuant to the Securities Act.

18.	Change or Adjustment

No modification or amendment of this Warrant will be made without the express written agreement of the Company and the Investor.

19.	Governing Law

This Warrant shall be governed by and construed in accordance with the laws of the State of Israel.

20.	Notices

All notices and other communications required or permitted hereunder shall be in accordance with the provisions of the Agreement.

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IN WITNESS WHEREOF, the Parties have executed this Warrant as of the day first stated above.

Brenmiller Energy Ltd.	The Investor

By:	By:

Title:	Title:

Schedule 1

Exercise Notice

Date: ____________

To:	Brenmiller Energy Ltd.

The undersigned, pursuant to the provisions set forth in the Warrant to which this Exercise Notice is attached (the "Warrant"), hereby elects to purchase [*] Ordinary Shares (as such terms are defined in the Warrant) pursuant to the terms of the Warrant, and herewith makes payment of NIS [*], representing the full Exercise Price for such Ordinary Shares as provided for in such Warrant.

Signature:

Address:

NOTICE OF EXERCISE (non Israeli Investors)

To:	BRENMILLER ENERGY ltd.

(4) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(5) Payment shall take the form of lawful money of the United States

(6) Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

The Warrant Shares shall be delivered to the following DWAC Account Number:

Schedule B

Representations by Non-Israeli Investor

Representations and Warranties of the Investors. Each Investor, for itself and for no other Investor, hereby represents and warrants as of the date hereof and as of the Trading Day on which all conditions precedent to (i) each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively, the “Purchasers”) obligations to pay the aggregate amount to be paid for Shares purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds (the “Subscription Amount”) and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived (hereinafter referred to as the “Closing Date”) to the Company as follows (unless as of a specific date therein, in which case such representation or warranty shall be accurate as of such date):

Organization; Authority. Such Investor is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by this Agreement, the Warrants, all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder (the “Transaction Documents”) and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Investor of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Investor. Each Transaction Document to which it is a party has been duly executed by such Investor, and when delivered by such Investor in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Investor, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law. No other approval or consent from any person, entity or authority, is required by such Investor for the execution, delivery and performance by it of this Agreement and the Transaction Documents to which it is party, and any and all agreements and instruments ancillary hereto or thereto.

Own Account. Such Investor understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting such Investor’s right to sell the Securities pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws). Such Investor is acquiring the Securities hereunder in the ordinary course of its business.

Investor Status. At the time such Investor was offered the Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants it will be either: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), (a)(8), (a)(9), (a)(12) or (a)(13) under the Securities Act, or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act .

Experience of Such Investor. Such Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Investor is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment. Such Investor has reviewed the Transaction Documents (including all exhibits and schedules thereto) and the SEC Reports and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company’s business, assets and financial position and has reviewed and inspected all of the data and information provided to it by the Company in connection with the execution of this Agreement. The Investor acknowledges that (i) the issuance of the Securities hereunder does not constitute a promise or guaranty by the Company, its shareholders, officers or directors as to the financial, technological or commercial success of the Company or the future value of its securities, and (ii) the investment contemplated herein involves a high degree of risk that may result in the Investor losing its entire investment hereunder.

General Solicitation. Such Investor is not, to such Investor’s knowledge, purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to the knowledge of such Investor, any other general solicitation or general advertisement, as such terms are used in Regulation D under the Securities Act.

Israel Innovation Authority (the “IIA”). Such Investor acknowledges and confirms that it is aware that the Company is subject to the provisions of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (as amended from time to time), including regulations, directives, procedures and rules that have been or will be promulgated thereunder and/or by virtue thereof, including any regulations, directives, guidelines and rules as issued from time to time by the IIA. Such Investor is aware of the restrictions imposed upon the Company regarding transfer of know-how and/or production rights. Such Investor is aware of the Company’s obligations to report the transaction contemplated herein to the IIA. If so required by applicable law, such Investor will execute a standard undertaking towards the IIA, in the form provided by the Company.

No Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on Rule 506 under the Securities Act, such Investor at the time of sale is not subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3).

Disclosure. Such Investor acknowledges that except for the representations and warranties of the Company contained in this Agreement, or any other Transaction Document or exhibit hereto or thereto, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, and no third party is authorized to make any such representations and warranties on behalf of the Company.

Schedule C

Exhibit C

Brenmiller Energy Ltd.

(“the Company”)

Compensation Policy for Company’s Office Holders

Dated: August 2022

Introduction

1.1	Pursuant to the provisions of the Companies Law, 1999 (hereafter – “the Companies Law”), on June 20, 2022 and June 23, 2022, the Company’s Compensation Committee and the Board of Directors respectively approved a compensation policy (hereafter – the “Policy”) with respect to the terms of service and / or employment of Company’s office holders (as defined below) (hereafter - the “office holders”), after discussing and considering the recommendations of the Company’s Compensation Committee regarding this matter.

1.2	The provisions of the Policy shall be subject to the provisions of any cogent law applicable to the Company and its office holders in any territory.

1.3	The underlying principles and purposes of the Policy are as follows: (a) promoting the Company’s goals, its work plan and its policy for the long-term; (b) compensating and providing incentives to office holders, while considering the risks that the Company’s activities involve; (c) adjusting the compensation package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to Company’s office holders by compensating those entitled for compensation under the Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled officers in a global and competitive market; and (e) adjusting the compensation of office holders to the contribution of the office holder to the achievement of the Company’s goals.

1.4	This Policy is a multi-annual policy that will be effective for a period of three years from the date of its approval. This policy shall be brought forward for re-approval by the Company’s Compensation Committee, the Company’s Board of Directors and the general meeting of its shareholders after three years have elapsed since the date of approval thereof and so forth, unless any changes need to be made to the Policy in accordance with the law and/or in accordance with the Company’s needs.

1.5	Without derogating from the provisions set out in Section 1.4 above, the Company’s Compensation Committee and Board of Directors shall check, from time to time, whether the compensation that is granted under this policy, does, indeed, comply with the terms of this policy and the parameters set therein for each Company office holder.

1.6	This Policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenge it faces in recruiting and retaining high-quality officers in such an environment; it is also based on employment terms generally accepted in public companies operating in the Company’s area of activity and on existing employment agreements between the Company and its office holder, which – in order to remove any doubt – this policy cannot change and does not create a commitment between the company and its office holders.

1.7	For the avoidance of doubt, any compensation of office holders (as defined below), which are controlling shareholders (as the meaning of “control” is defined in the Companies Law- 5759-1999) (the “Companies Law”), may require additional approvals under applicable law.

2.	The Policy

2.1	Definitions

Office Holder- as defined in the Companies Law, i.e., Chief Executive Officer (CEO), deputy CEO, Directors, active chairperson, Subordinate office holder, any person filling any of these positions in the Company even if he holds a different title, and any other manager directly subordinate to the CEO.

Subordinate office holder- Office holder subordinate reporting directly to the CEO.

Foreign office holder- Office holder in the position of CEO or subordinate office holder who his / her residency is outside of Israel.

2.2	Components of the Policy

In accordance with the Policy, the compensation of the Company’s office holders shall be based on all or some of the following components:

2.2.1	Basic salary component– refers to the monthly salary of that employee, excluding any social benefits and related benefits, and in respect to compensation paid as consultancy fee or equivalent (to a non-employee office holder) – the monthly gross consultation fees, excluding VAT (if applicable);

2.2.2	Social and related benefits - social benefits as prescribed by local law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, laptop, meals at the workplace, gifts on public holidays, etc.

2.2.3	Variable cash compensation (bonus) – short and medium-term compensation, which includes annual bonuses, which are based on results and achievement of targets. The Company may also determine that a certain office holder will be paid discretionary annual / one-time / special bonuses, considering his/her contribution to the Company and the restrictions placed under this policy.

2.2.4	Variable equity-based compensation– share-based payment or another long-term compensation (subject to the existence of valid long-term compensation plans and provided that the Company decides to award such compensation).

(the components in sections 2.2.3 and 2.2.4 above shall be called hereafter: “the variable components”).

At the time of approval of the compensation package of an office holder, the Compensation Committee and Board of Directors of the Company shall assess the compliance of each of those components and of the total cost of employment and/or consultancy fee with the criteria set out in this plan.

The maximum annual cost (including Basic Salary, Social Benefits, Annual Bonus, Equity-based compensation), for each Office Holder shall not exceed NIS3,000K.

2.3	Parameters for reviewing compensation terms

Generally, some or all of the following parameters will be considered when reviewing the compensation terms of a Company office holder:

2.3.1	Education, skills, expertise, tenure (specifically in the Company and in the office holder’s field of expertise in general), professional experience and achievements of the office holder;

2.3.2	The role of the office holder, his areas of responsibility and his employment or services terms under previous wage agreements entered into with this office holder;

2.3.3	The office holder’s contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability.

2.3.4	The extent of responsibility delegated to the office holder.

2.3.5	The Company’s need to recruit or retain an office holder with unique skills, knowledge, or expertise.

2.3.6	Whether a material change has been made to the role or function of the office holder, or to the Company’s requirements from this office holder.

2.3.7	The size of the Company and the nature of its activities.

2.3.8	As to service and employment terms that include retirement grants – the term of service or employment of the office holder, the terms of his service and employment over the course of this period, the Company’s performances in the said period, the office holder’s contribution to the achievement of the Company’s goals and the circumstances of the retirement.

2.3.9	(a) The market conditions of the industry in which the Company operates at any relevant time, including the office holder’s salary compared to the salaries of other office holders working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity (as described in section 2.3.1 below); (b) the availability of suitable candidates that can serve as office holders in the Company, the recruitment and retainment of the office holders and the need to offer an attractive compensation package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities.

2.4	Payroll review

2.4.1	For the purpose of determining the payroll that can be offered to an office holder upon recruitment, the Company will review from time to time the payroll generally accepted in the relevant markets for similar positions in companies, which are similar to the Company in terms of its area of activity/scope of activity/complexity of activity/market value/revenues and other relevant parameters (if such companies exist).

2.4.2	The payroll review will be conducted by the Company itself, or by an external advisor, at the Company’s discretion, after the Compensation Committee has issued its recommendations regarding this matter.

2.5	Basic salary, benefits and other related benefits

2.5.1	The basic salary of a new Company office holder shall be determined taking into accounts the parameters described in section 2.3 above and the conclusions of the payroll review described in section 2.4 above (should such a review be conducted).

2.5.2	The basic salary shall be in absolute numbers and will include additional costs as requires by applicable law and according to Office Holders position (such as a Company vehicle etc.). the Compensation Committee and the Board of Directors may decide to exchange basic salary with equity-based compensation, either in whole or in part, by issuing Restricted Shares (“RS”) or Restricted Shares Units (“RSU”) which will be vested on a monthly basis. In such case the calculation of the RS and RSU value in comparison to the basic salary will include a discount of up to 15%.

2.5.3	In any case, the basic monthly gross salary, or alternatively, the monthly consultation fees shall not exceed the maximum amount set out below (linked to the Consumer Price Index commencing May 2015) and in any case the annual cost for each office holder shall not exceed NIS1,500K:

Position*	Maximum basic monthly gross salary*
Active Chairperson of the Board of Directors (“Active Chairperson”)**	NIS	75,000
Company’s CEO (“CEO”)	NIS	110,000
Subordinate Office holders	NIS	75,000
Foreign office Holder		$75,000

*	The amounts presented above are in respect of a full-time position (other than the Active Chairperson); those amounts shall change in proportion to the scope of position of the office holder.

**	Unless the Active Chairperson hold another position in the Company, in which case he will not be entitled to a double compensation.

2.5.4	Social benefits[1], related benefits, reimbursement of expenses

The compensation package may include benefits that are generally acceptable in the market where employee serves, such as vacation pay2, contributions towards pension, life insurance, education fund, training fund saving, health insurance, social rights and benefits, mobile phone (including grossing up of the taxable value of the phone), internet and landline, gifts on public holidays, recreation, medical tests, medical insurance and/or undertaking such an insurance policy and other expenses, all as approved by the Compensation Committee and the Company’s Board of Directors, at their discretion and in accordance with the applicable Company policy.

2.5.5	Relocation terms

Should any of the Company’s Israeli resident office Holders be relocated on behalf of the Company to the United States, the Company will be entitled to grant that officer a grant of up to $ 50,000 to cover relocation expenses, in addition to health care expenses as may be from time to time.

2.5.6	Insurance, indemnification, and exemption

Insurance

2.5.6.1	Company’s office holders shall be entitled to insurance coverage, including “run-off” and/or SIDE A type policies, to be provided by a liability insurance policy of directors and office holders, including the controlling shareholders, which the Company will purchase from time to time, subject to the approvals required by law.

2.5.6.2	Subject to the provisions of the law, as amended from time to time, and without detracting from the provisions of section 2.5.6.1 above, the Company’s office holders shall be entitled to benefit from coverage provided by a liability insurance of directors and office holders, which the Company will purchase from time to time, subject to the approval of the Compensation Committee alone (and the approval of the Board of Directors, if required by law), provided that the insurance policy meets the following criteria and provided that the engagement with the insurer is entered into under market conditions and will not have a material effect on the Company’s profitability, its assets or liabilities:

a.	The limit of insurer’s liability under the insurance policy shall not exceed $30,000,000 million per claim and during the insurance period covered by that policy, plus reasonable litigation expenses in excess of the abovementioned limit.

b.	The insurance policy may include an entity cover that will cover the Company itself in case of lawsuits filed against it under the securities law (whether those lawsuits are filed only against the Company and whether they are filed against the Company and office holder thereof or an office holder in its related companies). Such cover will be subject to priorities for payment of any insurance benefits according to which the rights of the Directors and Officers to receive indemnity from the Insurer’s take precedence over the right of the Company itself.

c.	Without derogating Section 2.5.6.2(b) above, the total annual premium that the Company will pay to an insurance company for the office holders liability insurance as described above, shall be (i) determined by the Company’s Compensation Committee and after consulting with an insurance expert; and in market conditions and in an immaterial cost at the time of purchasing; or (ii) Shall not exceed a total of $5,000,000.

[1]	As to an office holder that has entered into engagement with the Company whereby no employer-employee relationship exists, the Company may pay the social benefits described above on top of his monthly fee in lieu of the said expenses.
[2]	An office holder shall be entitled to annual leave as prescribed by law, but the Company may grant him further paid leave up to a maximum of 24 working days per year. The Company may allow the office holder to accumulate vacation days over his term of office in accordance with Company’s procedures.

d.	In case of a material change in risk, or a change in control, or in case the policy is not renewed, the Company shall be entitled to purchase a Run-Off coverage of up to 7 years (the “Run Off period”), for a premium for the Run Off period in the rate of up to 400% of the last paid annual premium.

e.	The excess amounts set in the insurance policies shall not exceed the amounts normally applicable in the insurance market for policies of this type as of the date of purchasing and renewing the insurance on a periodic basis.

f.	In this section 2.5.6.2, if the overages do not exceed 10%, this will not be considered as an exemption of the Policy.

Indemnification and Exemption

2.5.6.3	The Company’s office holders may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association. The overall amount of indemnification per event to each office holder and to all office holders together, individually or in aggregate, shall not exceed the greater of: (i) 25% of the effective shareholders’ equity of the Company; or (ii) $5,000,000 (the maximum indemnification amount).

For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified that the indemnification shall be paid in excess of any amount paid under the liability insurance of directors and office holders, which the Company has purchased or will purchase from time to time.

2.5.6.4	Company office holders may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association.

2.6	Compensation in connection with termination of employment

2.6.1	Advance notice period

2.6.1.1	An office holder may be entitled to advance notice period or payment in lieu of advance notice period, as follows:

Active Chairperson- up to 6 months advance notice period.

CEO - up to 6 months advance notice period.

Subordinate office holder - up to 6 months advance notice period.

Foreign office holder- up to 6 months advance notice period.

2.6.1.2	Over the course of the advance notice period, the office holder shall continue to do his job in the Company at the request of the Company, unless the Company decides that he will not do so, in which case the office holder may be entitled to continue and receive over the advance notice period all employment and service terms, which were agreed upon in his employment agreement.

2.6.1.3	The service or employment terms of the office holders may include a provision whereby the Company may terminate the services or employment of the office holder without an advance notice period in cases which deny eligibility for severance pay according to the law, including the following cases: (a) conviction of an offence involving moral turpitude; (b) an office holder who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the office holder will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from payment of severance pay.

2.6.2	Severance pay

Office holders, who are Company’s employees, will be entitled to severance pay in accordance with the provisions of the local law.

2.6.3	Retirement terms

2.6.3.1	The retirement terms of Company’s office holders shall be determined by the Compensation Committee and the Board of Directors, in accordance with the following table, while taking into account, among other things, the parameters set out in section 2.3 above, the period of service or employment of the office holder, the terms of service and employment over the course of this period, his contribution to the achievement of the Company’s and the circumstances of the retirement:

Position	Seniority	Validation of the right from termination of employment / services date
CEO	Upon completion of 3 years of service	Up to 6 months gross salary
Subordinate office holder	Upon completion of 3 years of service	Up to 6 months gross salary

2.7	Annual bonus

In addition to the basic salary, the compensation package of Company’s office holders may include eligibility to an annual bonus that is based on measurable targets and to an annual discretionary bonus (hereafter jointly: “the annual bonus”).

For the purpose of this Annual bonus section, whenever the term “salary” is used, it means (i) in the case of an employed office holder – the gross salary as paid to the office holder for the month of December in the relevant year, including any social benefits and related benefits as detailed in section 2.5.4 and 2.5.5 herein and (ii) in the case of office holder with no employer-employee relationship – the fee paid to the office holder for the month of December in the relevant year, excluding VAT (if applicable).

2.7.1	Components of the annual bonus

The Company may grant an Office holder an annual bonus up to the maximum annual bonus as described in the table in section 2.7.7 below, based on the compensation plan which will be approved by the compensation committee and the Board of Directors for each year in advance.

At the end of each year, the Compensation Committee and Board of Directors will review the office holders’ meeting their measurable targets in order to determine that component of the annual bonus, which is based on measurable targets. The Compensation Committee and Board of Directors may determine to pay only part of the component of the annual bonus, which is based on measurable targets, if the office holder meets only some of the targets.

According to the rates stated below, the components for each of the Office holders of the annual bonus will be:

(i)	Measurable Company Targets (from the categories in the list below);

(ii)	Measurable Personal Targets (from the categories in the list below); and

(iii)	Discretionary Bonus (according to the limitations set forth herein)

	Measurable Company Targets	Measurable Personal Targets	Discretionary Bonus
Active Chairperson / CEO	0-100%	0-100%	0-25% (by Board of Directors), see section 2.7.3(1) below

Subordinate Office holders	0-100%	0-100%	0-25% (by CEO), see section 2.7.3(2) below.

2.7.2	Measurable Targets (Company and Personal)

Set forth below are several suggested criteria for the annual bonus that is based on measurable targets. It should be clarified that this list is not a closed and binding list. The Compensation Committee and the Board of Directors may consider adding or removing some of those criteria, considering the role of each office holder, his areas of responsibility and the Company’s activity.

A bonus that is based on meeting principal and personal performance metrics that are quantified and set out in the Company’s work plan and attributed to the relevant office holder. These performance metrics may include, among other things:

Active Chairperson and CEO Measurable Targets Criteria

(a)	Sales and marketing targets.

(b)	Increase of revenue targets.

(c)	Engagement in contracts with revenue potential in a determined amount.

(d)	Engagement in collaboration contracts.

(e)	Engagement of material contracts and/or strategic contracts.

(f)	Achievement of product development milestones.

(g)	Reducing costs.

(h)	Achievement of targets/milestones relating to Company’s products and projects.

(i)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.

(j)	Achievement of regulatory approvals and/or IP related approvals.

(k)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(l)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

Subordinate office holder Measurable Targets Criteria

(a)	Sales and marketing targets.

(b)	Increase of revenue targets.

(c)	Engagement in contracts with revenue potential in a determined amount.

(d)	Engagement in collaboration contracts.

(e)	Engagement of material contracts and/or strategic contracts.

(f)	Achievement of product development milestones.

(g)	Reducing costs.

(h)	Achievement of targets/milestones relating to Company’s products and projects.

(i)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.

(j)	Achievement of regulatory approvals and/or IP related approvals.

(k)	Budget and work plan related targets.

(l)	Inventory and Production related targets.

(m)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(n)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

2.7.3	Discretionary bonus

(1)	With regard to the Company’s CEO and an Active Chairperson of the Board of Directors – most of the annual bonus will be based on measurable targets and an immaterial portion of the annual bonus (for that purpose “immaterial portion” – the higher of (a) a total of 3 (gross) monthly salaries or (b) 25% of the variable components of the bonus (actual bonus and equity-based payment) shall be a discretionary bonus that is based on qualitative criteria (regarding a CEO which is a controlling shareholder- subject to shareholders approval).

Notwithstanding the above, if in a specific year the Company does not pay the CEO or the Active Chairperson (as applicable) an annual bonus that is based on measurable targets (i.e., if the discretionary annual bonus paid to the CEO or the Active Chairperson (as applicable) constitutes the total annual bonus paid on that year), then the amount of the discretionary bonus that the Company may pay to the CEO and to the Active Chairperson (as applicable and separately) shall not exceed three (3) gross monthly salaries of that office holder.

(2)	With regard to Subordinate Office Holders– subject to the provisions of the law, Subordinate Office Holders, may be eligible to an annual bonus that is based on measurable targets and to a discretionary annual bonus. It should be clarified that the amount of the discretionary bonus that the Company may pay to Subordinate Office Holders, shall not exceed three (3) gross monthly salaries of the Subordinate Office Holder.

The amount of the annual bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every office holder at a time close to the date of the discussion held by the Board of Directors for review of the Company’s budget for the forthcoming year, in accordance with the role of the relevant office holder, by the competent organs of the Company (in accordance with the provisions of the law and the positions of the Securities Authority, as amended from time to time), provided that the targets applicable to Subordinate Office Holders, shall be determined by the Company’s Compensation Committee and Board of Directors, at the recommendation of the CEO.

The Compensation Committee and the Board of Directors may decide to change the measurable targets at any time during the year if the change is for the best interest of the Company and for special circumstances (for example: change of job description, regulatory changes, other material events), that the Compensation Committee and Board of Directors believes that justify making such change (including retroactive change).

2.7.4	Neutralization of one-off events

As part of the calculation of the eligibility to annual bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board of Directors or the Compensation Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

2.7.5	The Company’s competent organs shall approve this component based, among other things, on data presented by the Company’s management and based on personal assessment and recommendation issued by the Company’s CEO (with regard to Subordinate office holders) and by the Company’s Board of Directors with regard to Active Chairperson and the CEO, while listing the underlying reasons for their recommendation.

Notwithstanding the foregoing, subject to applicable law, the Company’s competent organs shall be entitled to approve payment of discretionary bonus on an Annual, quarterly, monthly, or otherwise basis.

2.7.6	Annual bonus that is based on measurable targets only

2.7.6.1	Subject to the provisions of the law and the positions of the Israeli Securities Authority (as amended from time to time):

a.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to Active Chairperson of the Board of Directors or any other director, if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the office holder in question serves both as a director and in an operational role in the Company; (c) The Compensation Committee and Board of Directors approved the targets, other than the said directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other office holders in the Company).

b.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an office holder, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	The Board of Directors has determined a clear target that is based on financial statements data and which applies in the same manner to the controlling shareholder and his relative and to other office holders, who are not related to the controlling shareholder.

2.7.7	The maximum annual bonus of office holders as of date of payment thereof (both in respect of Discretionary Bonus and in respect of bonus based on Measurable Targets):

Role	Maximum Annual Bonus[3]
Active Chairperson	Up to NIS 450,000 (subject to the provisions of section 2.7.3(1) above)
CEO	Up to NIS 1,000,000 (subject to the provisions of section 2.7.3(1) above)
Other Subordinate Office holders	Up to NIS 750,000.

[3]	The maximum values are in respect of the aggregate annual bonus – bonus based on measurable targets and discretionary bonus.

2.7.8	The Compensation Committee and Board of Directors may decide to pay the annual bonus in cash and/or equity.

2.7.9	The Compensation Committee and Board of Directors may decide to postpone the payment of the annual bonus or reduce the amount of the annual bonus to which the office holder is entitled, at their own discretion.

2.7.10	The Company may pay an office holder, who has not completed a full year of employment, a proportionate share of the bonus according to the period of employment of the office holder.

2.7.11	The office holder shall repay to the Company that portion of the bonus he received, which was based on measurable targets, should it be determined that this component was paid to him on the basis of erroneous data and/or data that were restated in the Company’s financial statements, provided that the date of restatement of the financial statements does not fall later than three (3) years after the original approval of the relevant financial statements.

2.8	One-Time Bonus

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a one-time bonus (beyond the Annual Bonus, as described in Section 2.7 above), to an office holder, including an Active Chairperson and directors, in respect of special efforts performed by the officer and / or in respect of the significant contribution of the officer to the Company’s operations, special projects or extra ordinary achievements which are not in the Company’s general course of business, including but not limited to: IPO, completion of a merger or sale of operations, material agreement, etc. (the “One-Time Bonus”).

An approval of a One-Time Bonus to the CEO which is not a controlling shareholder, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of the all discretionary bonuses does not exceed 3 monthly salaries.

The aggregate amount of One-Time Bonus and annual bonus, other than the CEO, shall not exceed 4 monthly salaries. The One-Time Bonus is separate from the annual bonus.

2.9	Long-term compensation

2.9.1	The purpose of granting long term compensation is to create an identity of interests between the company’s long term business results and the office holder’s compensation. In addition, granting long term compensation is a tool for preserving personnel. It shall be clarified that any office holders who is a controlling shareholder and/ or relative of controlling shareholder (as defined in the Companies Law, 5759-1999) will not be entitled to a long-term compensation according to this section. The principles for the long-term compensation are as follows:

2.9.1.1	The Company will provide equity-based compensation, which can include options, Restricted Share Units (“RSUs”) and or any other equity-based compensation in accordance with the Company’s THE 2013 GLOBAL INCENTIVE OPTION SCHEME (the “Option Plan” and “Award” or “equity-based compensation”, respectively), to office holders, from time to time at the Board’s discretion. Any grant of Restricted Shares or RSUs, shall be based on measurable targets and/or will be limited to 25% of the aggregate variable compensation value.

2.9.1.2	Vesting Period- The vesting period will not be less than three years with a one (1) year cliff before the first installment, except in cases of acceleration, in accordance with the Policy, the employment agreement and / or services with the office holder and as will be from time to time, or in case the vesting depends on milestones.

2.9.1.3	Acceleration Mechanism- The Board of directors (and in relation to the CEO or directors, as required by applicable law) may allow immediate acceleration for any unvested Award granted to office holders, upon closing of a Transaction (as defined in the Option Plan), other than in the following events: (i) termination of employment- other than in case of change of control, as defined in the employment agreement; (ii) transfer of control as a result of the sale of shares from one controlling shareholders to another as part of a block-trade..

It is clarified that the Company’s Board of Directors will be entitled to change the definition of “Transaction”.

2.9.1.4	Exercise Price- The exercise price of the equity-based compensation shall not be less than the average price of the last 30 trading days share price, prior to the grant date.

2.9.1.5	Expiration date - up to ten (10) years from the date of grant.

2.9.1.6	The grant of equity-based compensation will be granted as possible under section 102 of the Income Tax Ordinance to employees employed in Israel (in cases of workers abroad under the existing law in those countries).

2.9.1.7	The maximum equity-based compensation value as specified below is for one-year term and shall be calculated on a linear basis:

Maximum amounts as follows:

Role	Active Chairperson	CEO	Subordinate Office holder
Maximum amount	NIS 1,500,000	NIS 2,000,000	NIS 1,500,000

2.9.1.8	the maximum dilution rate at any time will not exceed a rate of 15% of the Company’s issued and outstanding share capital on a fully diluted basis at the time of grant.

2.9.1.9	Other conditions for long-term compensation will be in accordance with the Company’s Option plan or any other long term compensation plan that will be adopted by the Company.

2.9.2	The Compensation Committee and the Board of Directors may decide to exchange accrued and unpaid cash salary given to office holders, including controlling shareholders and/ or relative of controlling shareholder (only in the event described in this section 2.9.2), with RSU or any other or any other equity-based compensation in accordance with the Company’s Option Plan (as defined in the Current Compensation Policy) (the “Exchanged equity-based compensation”).

The Exchanged equity compensation terms will be determined according to the following:

2.9.2.1.	Vesting Period- will be no less than one month.

2.9.2.2	Share Price- will be calculated according to the average of Company’s market share price in the last 5-30 days (at the Boards’ discretion), with a discount of up to 15%.

All other relevant terms will be as specified in section 2.9.1 above.

2.10	The ratio between the variable components and the basic salary component[4]

Role	The ratio between the total variable components and the total compensation
Active Chairperson of the Board of Directors	Up to 100%
CEO*	Up to 100%
Subordinate Office Holders, if any	Up to 100%
Foreign Office holders	Up to 100%

*	Subject to applicable law.

2.11	Extending the term of existing agreements with Company office holders and making amendments to those agreements

2.11.1	Prior to extending the term of the services or employment agreement with a Company office holder (whether this involves changes to the terms of employment or not), the office holder’s existing compensation package will be assessed in relation to the parameters set out in section 2.3 above and bearing in mind the payroll review, which was conducted by the Company as per section 2.4 above.

2.11.2	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes (as defined below) made to the service or employment terms of the Company’s CEO (other than a CEO which is a controlling shareholder) will need to be approved by the Compensation Committee alone, if it approves that the changes are, indeed, immaterial and the change complies with the provisions of this Policy.

2.11.3	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes made to the service or employment terms of the Subordinate Office Holders (other than a Subordinate office holder which is a controlling shareholder) shall be approved by the Company’s CEO alone, and the approval of the Compensation Committee will not be required, provided that the service and employment terms of that office holder comply with the provisions of this Policy.

In sections 2.11.2 and 2.11.3 above, “immaterial changes to the service and employment terms” are changes, the aggregate value of which does not exceed 10% of the overall annual cost of compensation of the office holder.

[4]	For that purpose, the “variable components” include the annual bonus, one-time bonus, special bonus and annual value of the share-based payment.

2.12	Compensation of directors

2.12.1	The directors of the Company will be entitled to annual compensation and participation compensation which will be determined in accordance with the provisions of the Companies Regulations (rules regarding remuneration and expenses for an external director), 2000 hereafter and the Companies Regulations (exemptions for dual companies), 2000 (“the compensation regulations”), as may be from time to time and according to the Company’s rank.

2.12.2	Directors who also serve as Office Holders will not receive directors compensation in addition to the Office Holders compensation.

2.12.3	In addition, the directors of the Company will be entitled to compensation of travel and parking expenses.

2.12.4	The Company may grant equity-based compensation to directors, including external directors and independent directors, from time to time, all in accordance with applicable law.

The fair value of securities at the grant date, as reflected in the Company’s financial statements, granted to external directors and independent directors and any other director in the Company, will be calculated on the basis of accepted valuation methods (such as Black & Scholes / Intermediate), and will not exceed NIS100,000 of the total annual compensation and participation compensation given to directors in the 12 months preceding grant date, subject to the limitations of the compensation regulations.

2.12.5	All other provisions regarding the long-term compensation that apply to the Company’s Office Holders under this Policy, will also apply to the long-term compensation granted to directors.

2.13	Recoupment Policy

The Company may seek reimbursement of all, or a portion of any compensation paid to an Office Holder based on financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, Company will seek reimbursement from the Office holders to the extent such Office Holders would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

2.14	Exchange Rate

Monetary amounts in this Policy that are quoted in $, subject to the applicable currency exchange rates or any exchange rate determined by the Board.

2.15	The ratio between the gross salary of office holders and the gross salary of all other Company employees as of the date of the compensation policy

The ratio of the average and median gross salary between the officers to the other full-time employees (in practice as of the date of approval of the compensation policy):

Role	Ratio to the average salary[5]	Ratio to Median salary
CEO	3.51	4.11
Subordinate office holders	3.23	3.90

As of the date of the compensation policy in the Company, there are 56 full-time employees who are not office holders. It is clarified that for the purpose of calculating the aforesaid ratios, only the employees of Brenmiller Energy Ltd. were included.

At the time of approval of the compensation policy, the compensation committee examined the existing gaps between the officers and the other employees and found that in light of the nature and structure of the Company, the above ratios will not affect the existing employment relationship in the company. In addition, the compensation committee and the Board of Directors believe that these data have a limited effect on determining the salaries of the Company’s officers, given the structure of the Company.

[5]	The ratio to the average salary and the median salary refers to the gross salary cost of the employees of Brenmiller Energy Ltd. only, and does not include the cost of the salaries of the officers.

3.	The powers of the Compensation Committee and the Company’s Board of Directors regarding the Policy

3.1	The Company’s Board of Directors is charged with the management of the Policy and all actions required for management thereof, including the power to interpret the provisions of the Policy where doubts arise as to the manner of its implementation.

3.2	The Company’s Compensation Committee and Board of Directors will assess, from time to time, the Policy and the need to adjust it, inter alia, in accordance with the considerations and principles set out in this policy, while taking into account the changes in the Company’s goals, market conditions, Company’s profits and revenues in previous periods in in real time and any other relevant information.

3.3	In order to assess the Company’s Policy, the Company’s Compensation Committee and its Board of Directors will monitor the implementation of the Policy in the Company.

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